FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 26, 2005

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista second Quarter Financial Results for the period ending December 31, 2004

FOR IMMEDIATE RELEASE	Contact:	Philippe Ozanian CFO, InfoVista +1 703 435 2435 pozanian@infovista.com
- or -
Presentation materials are also available on our website: www.infovista.com		Kirsten Hendrie Cubitt Consulting (London) +44 (0)20 7367 5100 kirsten.hendrie@cubitt.com
- or -
Mark Kollar Cubitt (New York) +1 212 279 3115 mark@cjpcom.com

INFOVISTA REPORTS SOLID SECOND QUARTER,
AHEAD OF TOP LINE AND BOTTOM LINE GUIDANCE

•                  25% YoY revenue growth (+28% at constant currency)

•                  First ever positive net income, ahead of plan

•                  Solidly on track for full-year bottom-line profitability

Paris, France and Herndon, Virginia – January 26, 2005 – InfoVista (Euronext Paris: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company today announced record financial results for its fiscal second quarter ended December 31, 2004. Total revenues for the quarter increased to € 8.6 million, up 25% over the comparable quarter last year. On a comparable currency basis, revenues would have increased by 28%.  InfoVista recorded positive EBITDA of € 0.5 million for the quarter, as compared to negative EBITDA of € 0.2 million in the comparable quarter last year. For the first time since its inception and ahead of plan, InfoVista achieved positive net income in the quarter, totaling € 0.1 million, or € 0.01 per share, as compared to a loss of € 0.6 million, or € 0.03 per share, in the comparable quarter last year.

Commenting on the quarter, Gad Tobaly, Chief Executive Officer of InfoVista, said: “This has been a pivotal quarter in the history of InfoVista, as we achieved our first ever quarterly net income, ahead of our own market guidance. Our teams delivered a solid quarter consistent with our sustainable profitable growth strategy. Each of our three main regions, Europe, America and Asia, posted sharp growth, validating our Go-To-Market strategy. We have won brand new accounts, both in the Service Provider and Enterprise markets. Last but not least, several large existing customers are back in the game, and have been investing in InfoVista solutions to support their new service offering.”

Philippe Ozanian, Chief Financial Officer, added: “Most of our financial indicators – Operating Results, EBITDA, Gross Margin, DSOs – improved significantly in the quarter despite the sharp decline of the US dollar, underscoring our operational discipline.”

Financial Highlights

•                              Revenues for the second quarter increased 25% year-on-year and 13% sequentially to € 8.6 million, significantly above our own market guidance provided at the end of the previous quarter. On a constant currency basis, total second quarter revenues would have risen by 28% year-on-year.

•                              License revenues increased 19% year-on-year in the second quarter to € 4.7 million, representing 54% of total revenues. On a constant currency basis, license revenues would have increased by 22% year-on-year.

•                              InfoVista’s gross margin stood at 80% in the second quarter, compared to 76% in the comparable quarter last year. This represents the fourth consecutive quarter during which gross margin was at least 80% of revenues.

•                              EBITDA for the second quarter was € 0.5 million, as a result of continuous tight control over operational expenses.

•                              Net income was € 0.1 million, or € 0.01 per share, versus a net loss of € 0.6 million, or € 0.03 per share, in the comparable quarter last year. Operating results was € 0.2 million as compared to a loss of € 0.7 million last year

•                              As of December 31, 2004, cash and marketable securities stood at € 32.6 million, or € 1.8 per outstanding share.

•                              As of December 31, 2004, InfoVista had a total of 17,821,491 shares outstanding.

Operational Review for the second quarter 2004/2005

InfoVista recorded strong growth across all geographical regions.

•                              The American, European and Asian markets contributed 35%, 56% and 9% of total revenues, respectively. Revenues in the Americas amounted to € 3.0 million, up 37% from the same quarter last year. In US dollar terms, American revenues were up 45% over the comparable last year quarter. European revenues were up 16% over the comparable quarter last year to € 4.8 million.  Finally, the growth in Asia-Pacific revenues picked up pace in the quarter, with sales up by over 46% to € 0.8 million.

•                              InfoVista recorded a large number of major new customer wins, including Time Warner Telecom and ADP in the Americas, Yours Communication and Aena in Europe, and KVH in Asia.

•                              Large existing customers also increased their investment in InfoVista solutions during the quarter, including Bell Canada and Motorola in the Americas, Deutsche Telekom, Telefonica and Cable & Wireless in Europe, and NEC for NTT in Asia.

•                              Revenues from the Service Provider market contributed 73% of total revenues in the second quarter, with Enterprise customers contributing the remaining 27%.

•                              Revenues from Software Licenses grew by 19% in the quarter, contributing 54% of total revenues, while Service revenues, representing 46% of total revenues, rose by 33%.

•                              Revenues from indirect channels were up by 26%, contributing 44% to total revenues, while direct channels posted growth of 24% and contributed the remaining 56% of revenues.

Promising Outlook for the second half of FY 2004-05

Looking ahead, Gad Tobaly concluded:

“Our core markets are well and alive and we have entered the second half of our fiscal year with a strong pipeline. We are also positioned to win various large projects in Q3. This quarter, we expect revenues to be in the range of € 9 million to € 9.2 million, representing year-on-year growth of 15%. For the fiscal year as a whole, we expect revenues to pass the € 34.5 million mark, representing year-on-year growth of over 20% despite the sharply reduced value of the US dollar. Thanks to continued discipline in cost-control, our bottom-line profitability should be consistently strengthened quarter after quarter, putting us solidly on track to achieve positive net income for our full fiscal year

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing + 44(0)20 7019 9523 in the UK/Europe, or +1 718 354 1172 in North America. A replay of the teleconference will be available shortly after the end of the conference call at the following numbers: UK/Europe: +44 (0)20 7984 7578, North America: +1 718 354 1112, Passcode: 301484.

About Infovista

InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage.  Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets.  Representative customers include Allstream, Banques Populaires, Banque de France, Broadwing Communications, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, US Cellular and Verio Inc. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the six months ended December 31,		For the three months ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€8,678	€6,492	€4,667	€3,919
Service revenues	7,569	6,264	3,955	2,979
Total revenues	16,247	12,756	8,622	6,898

Cost of revenues
Cost of licenses	368	447	198	257
Cost of services	2,857	2,934	1,495	1,396
Total cost of revenues	3,225	3,381	1,693	1,653

Gross profit	13,022	9,375	6,929	5,245

Operating expenses
Sales and marketing expenses	7,365	6,679	3,548	3,325
Research and development expenses	3,269	2,895	1,650	1,478
General and administrative expenses	2,721	2,137	1,468	1,073

Restructuring costs	—	2,496	—	—
Amortization of intangible assets	158	190	63	95
Total operating expenses	13,513	14,397	6,729	5,971

Operating (loss) income	(491)	(5,022)	200	(726)

Other income (expense):
Interest income	241	351	122	169
Net foreign currency transaction losses	(262)	(133)	(208)	(35)
Loss on disposal and impairment of fixed assets	(4)	(494)	(3)	(5)

(Loss) Income before income taxes	(516)	(5,298)	111	(597)

Income tax benefit (expense)	10	(37)	(3)	(15)

Net (loss) income	€(506)	€(5,335)	€108	€(612)
EBITDA	€251	€(4,727)	€481	€(182)
Adjusted net (loss) income	€(82)	€(2,022)	€382	€(477)

Basic net (loss) income per share	€(0.03)	€(0.30)	€0.01	€(0.03)
Diluted net (loss) income per share	€(0.03)	€(0.30)	€0.01	€(0.03)

Adjusted basic net (loss) income per share	€(0.00)	€(0.11)	€0.02	€(0.03)
Adjusted diluted net (loss) income per share	€(0.00)	€(0.11)	€0.02	€(0.03)

Basic weighted average shares outstanding	17,202,645	18,047,952	17,246,502	18,057,585
Diluted weighted average shares outstanding	17,202,645	18,047,952	20,883,505	18,057,585

INFOVISTA

RECONCILIATION BETWEEN NET LOSS AND EBITDA

(In thousands, except for share and per share data)

The Company provides EBITDA data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. EBITDA as well as US GAAP net income are presented in the consolidated statements of operations that accompany this press release. EBITDA is calculated as net income (loss) less depreciation and amortization, interest expense  and income tax expense.

	For the six months ended December 31,		For the three months ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) income	€(506)	€(5,335)	€108	€(612)

EBITDA is exclusive of the following items ::
Income tax (benefit) expense	(10)	37	3	15
Depreciation and amortization	767	571	370	415

EBITDA	€251	€(4,727)	€481	€(182)

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

The Company provides adjusted net income (loss) and adjusted net income (loss) per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the six months ended December 31,		For the three months ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) income	€(506)	€(5,335)	€108	€(612)

As adjusted net income (loss) is exclusive of the following charges:
Restructuring costs	—	2,496	—	—
Amortization of intangible assets	158	190	63	95
Net foreign currency transaction losses	262	133	208	35
Loss on disposal of fixed assets	4	494	3	5

Adjusted net (loss) income	€(82)	€(2,022)	€382	€(477)

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2004	June 30, 2004
	(unaudited)
ASSETS

Cash and cash equivalents	€26,627	€26,772
Marketable securities	5,967	5,904
Trade receivables, net of allowance of € 199 and € 387, respectively	7,725	8,367
Prepaid expenses and other current assets	1,596	2,399
Total current assets	41,915	43,442

Fixed assets, net	2,207	2,449
Licensed technology and advances, net	726	850
Investment in affiliate	1,027	1,027
Deposits and other assets	892	1,085
Total non current assets	4,852	5,411

Total assets	€46,767	€48,853

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,299	€2,614
Accrued salaries and commissions	1,658	1,680
Accrued social security and other payroll taxes	955	818
Deferred revenue	5,218	5,453
Accrued VAT	567	1,384
Other current liabilities	274	537
Total current liabilities	10,971	12,486

Other long term liabilities	75	113
Total non-current liabilities	75	113

Stockholders’ equity
Common stock (18,421,491 and 18,950,920 shares authorized and issued, and 17,821,491 and 17,115,466 shares outstanding)	9,948	10,233
Capital in excess of par value of stock	84,656	84,982
Accumulated deficit	(52,819)	(52,313)
Unrealized losses on available for sale securities	(33)	(96)
Cumulative translation adjustment	(1,668)	(1,236)
Less common stock in treasury, at cost	(4,363)	(5,316)
Total stockholders’ equity	35,721	36,254

Total liabilities and stockholders’ equity	€46,767	€48,853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: January 26, 2005	By	: /s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer